Exhibit 99.1

BAYTEX ENERGY FILES 2017 YEAR-END DISCLOSURE DOCUMENTS

CALGARY, ALBERTA (March 9, 2018) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announces the filing of its Annual Information Form for the year ended December 31, 2017 (the “AIF”) with the Canadian securities regulatory authorities on the System for Electronic Analysis and Retrieval (“SEDAR”). In addition, Baytex has filed its Annual Report on Form 40-F for the year ended December 31, 2017, which includes the AIF, with the U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The AIF contains reserves data and other oil and gas information as required by National Instrument 51‑101 “Standards of Disclosure for Oil and Gas Activities” of the Canadian Securities Administrators.

On March 6, 2018, Baytex also filed its Audited Consolidated Financial Statements for the year ended December 31, 2017 and related Management’s Discussion and Analysis on both SEDAR and EDGAR.

An electronic copy of each document may be obtained on Baytex’s website at www.baytexenergy.com, on Baytex’s SEDAR profile at www.sedar.com and on Baytex’s EDGAR profile at. www.sec.gov/edgar.shtml. A printed copy of these documents is available, free of charge, by contacting Investor Relations at the toll free number listed below or by requesting them through our website.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 80% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com